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The information contained in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission under the Securities Act of 1933. A final prospectus supplement and accompanying prospectus will be delivered to purchasers of these securities. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated October 16, 2001

Filed pursuant to Rule 424(b)(5)
Registration File No. 333-70082

Preliminary Prospectus Supplement
(To Prospectus Dated October 5, 2001)

10,000,000 Shares
AMERICA FIRST MORTGAGE INVESTMENTS, INC.
COMMON STOCK

    We are offering 10,000,000 shares of our common stock at a price of $    per share. We will receive all of the net proceeds from the sale of this stock. Our common stock is listed on the New York Stock Exchange under the symbol "MFA." The last reported sale price of our common stock on October 15, 2001 was $8.21 per share.

    Investing in our securities involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 3 of the accompanying prospectus and "Additional Risk Factors" beginning on page S-9 of this prospectus supplement before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters an option to purchase an additional 1,500,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

    We expect that the common stock will be ready for delivery on or about          , 2001.

FRIEDMAN BILLINGS RAMSEY
Tucker Anthony Sutro Capital Markets
Stifel, Nicolaus & Company
Incorporated

October   , 2001

    You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

Prospectus Supplement
Forward Looking Statements	S-2
America First Mortgage Investments, Inc.	S-3
The Offering	S-8
Use of Proceeds	S-8
Additional Risk Factors	S-9
Selected Financial Data	S-12
Capitalization	S-14
Market Price and Dividends on our Common Stock	S-15
Management	S-16
Underwriting	S-18
Experts	S-20
Legal Opinions	S-20
Pro Forma Financial Information	F-1
Prospectus
About This Prospectus	1
America First Mortgage Investments, Inc.	1
Ratio of Earnings to Fixed Charges	2
Use of Proceeds	3
Risk Factors	3
Description of Securities	8
Certain Federal Income Tax Considerations	13
Plan of Distribution	20
Experts	22
Legal Opinions	22
Where You Can Find More Information	22
Incorporation of Certain Documents By Reference	23

Forward-Looking Statements

    This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

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  increases in the prepayment rates on the mortgage loans securing our mortgage-backed securities;

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  changes in short-term interest rates;

  •
  our ability to use borrowings to finance our assets;

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  whether we will become a self-advised company or continue to be externally-advised;

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  increases in our advisory fees if we do not become self-advised;

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  expenses associated with the process of becoming self-advised;

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  risks associated with investing in real estate, including changes in business conditions and the general economy;

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  changes in government regulations affecting our business; and

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  our ability to maintain our qualification as a real estate investment trust for federal income tax purposes.

    Other risks, uncertainties and factors, including those discussed under "Additional Risk Factors" in this prospectus supplement and "Risk Factors" in the accompanying prospectus or described in reports that we file from time to time with the Securities and Exchange Commission, including our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

S–2

    The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference in this prospectus supplement and the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under "Risk Factors" in the accompanying prospectus and "Additional Risk Factors" in this prospectus supplement before making an investment decision to purchase shares of our common stock. All references to "we," "us" or "our company" in this prospectus supplement and the accompanying prospectus mean America First Mortgage Investments, Inc. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described herein under "Underwriting."

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

Our Business

    We invest in adjustable-rate mortgage-backed securities that we acquire in the secondary market. Our assets consist primarily of mortgage-backed securities guaranteed by an agency of the United States government such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"), other securities rated AAA by Standard & Poors Corporation or cash. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates. We also own interests in multifamily apartment properties and publicly-traded equity and debt securities issued by real estate investment trusts and other companies. As of June 30, 2001, these non-mortgage assets represented approximately 3% of our total assets.

Investment Strategy

    The mortgage-backed securities we acquire are secured by pools of mortgage loans on single-family residences. Our investment policy requires that at least 50% of our assets consist of adjustable-rate mortgage-backed securities that have principal and interest that are guaranteed by an agency of the United States government such as GNMA, FNMA or FHLMC. We are not in the business of originating mortgage loans or providing other types of financing to the owners of real estate.

    Interest rates on adjustable-rate mortgages are based on an index rate and adjusted periodically. Typical index rates include:

  •
  CMT Index. The one-year constant maturity treasury rate.

  •
  LIBOR. The London Interbank Offered Rate that banks in London offer for deposits of U.S. dollars.

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  COFI. A monthly or semiannual weighted average of the actual interest expenses recognized during a given month by all savings institutions headquartered in Arizona, California and Nevada, as published by the Federal Home Loan Bank of San Francisco.

    The interest rates on adjustable-rate mortgages are usually adjusted annually, but some may be adjusted more frequently. The maximum adjustment in any year is usually limited to 1% to 2%. Generally, adjustable-rate mortgages have a lifetime limit on interest rate increases of 6% over the initial interest rate. Some adjustable-rate mortgages are hybrids with a fixed interest rate for an initial period of time (typically three years or greater) and then convert to a one-year adjustable-rate for the remaining loan term. We may also invest in mortgages and mortgage-backed securities that are not guaranteed by a federal agency and/or that have fixed interest rates.

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    We also hold interests in corporate and partnership entities that own six apartment properties containing a total of 1,473 rental units. Four of these apartments are located in Georgia, one is located in North Carolina and one is located in Nebraska. In addition, we own publicly-traded equity and debt securities issued by real estate investment trusts and other companies, not all of which are in the real estate industry.

    As of June 30, 2001, we had total assets on our balance sheet of $898 million, of which approximately 94% consisted of mortgage-backed securities guaranteed by GNMA, FNMA or FHLMC, other securities rated AAA by Standard & Poors Corporation or cash. Our policy is to maintain an assets-to-equity ratio of less than 11 to 1. As of June 30, 2001, our assets-to-equity ratio was approximately 6.33 to 1.

Financing Strategy

    We finance the acquisition of our mortgage-backed securities at short-term borrowing rates through the use of repurchase agreements. Under a repurchase agreement, we sell securities to a lender and agree to repurchase those securities in the future for a price that is higher than the original sales price. The difference in the sale price we receive and the repurchase price we pay represents interest paid to the lender. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which we effectively pledge our securities as collateral to secure a short-term loan which is equal in value to a specified percentage of the market value of the pledged collateral. We retain beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement, we are required to repay the loan and concurrently receive back our pledged collateral from the lender or, with the consent of the lender, we renew such agreement at the then prevailing financing rate. The repurchase agreements may require us to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines. To date, we have not had margin calls on our repurchase agreements that we were not able to satisfy with either cash or additional pledged collateral.

    Our repurchase agreements generally range from one month to one year in duration. Should the providers of the repurchase agreements decide not to renew them at maturity, we must either refinance these obligations or be in a position to retire the obligations. If, during the term of a repurchase agreement, a lender should file for bankruptcy, we might experience difficulty recovering our pledged assets and may have an unsecured claim against the lender's assets. To reduce our exposure, we enter into repurchase agreements only with financially sound institutions whose holding or parent company's long-term debt rating is "A" or better as determined by both Standard and Poor's Corporation and Moody's Investors Services, where applicable. If this minimum criterion is not met, then we will not enter into repurchase agreements with that lender without the specific approval of our board of directors. In the event an existing lender is downgraded below "A," we will seek board approval before entering into additional repurchase agreements with that lender. We generally seek to diversify our exposure by entering into repurchase agreements with at least four lenders with a maximum exposure to any lender of no more than three times our stockholders' equity. As of June 30, 2001, we had repurchase agreements with ten lenders with a maximum exposure to any one lender of not more than 1.5 times our stockholders' equity.

    Each of our multifamily apartment properties is financed with a long-term fixed-rate mortgage loan. The borrowers on these mortgage loans are separate corporations, limited partnerships or limited liability companies in which we hold equity interests. Each of these mortgage loans is made to the ownership entity on a nonrecourse basis, which means that the lender's only source of payment in the event of a default is the foreclosure of the property securing the mortgage loan. As of June 30, 2001, aggregate mortgage indebtedness secured by our six multifamily apartment properties was approximately $48,500,000.

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    We also use repurchase agreements to finance our corporate debt securities. We have financed our investments in equity securities through loans from a variety of broker-dealers. We pledge these investments to secure our margin loans and can borrow up to 50% of the market value of these assets.

Proposal To Become Self-Advised

    We are currently an externally-advised company. This means that we rely on another company, America First Mortgage Advisory Corporation ("AFMAC"), to manage our investments and perform administrative services for us. AFMAC provides us with all personnel, utilities, equipment and supplies, insurance, accounting administrative and other support services, office facilities and other items necessary for our business operations. We adopted this structure at the time we began operations in 1998 because our board of directors determined that the size and scope of our business operations at that time were not sufficient to support the overhead costs associated with a self-advised structure.

    Under our advisory agreement with AFMAC, we pay AFMAC a base fee equal to 1.10% per annum of the first $300 million of our stockholders' equity plus 0.80% per annum of the portion of our stockholders' equity above $300 million. This base fee is paid on a monthly basis. We also pay AFMAC, on a quarterly basis, an incentive compensation fee of 20% of the amount by which our return on our equity for each quarter exceeds a return based on the ten-year U.S. Treasury Rate plus 1%. The amount of these fees has increased as our assets and stockholders' equity have grown. In June 2001, our stockholders' equity increased by over $67 million as a result of the sale of 10,335,214 shares of our common stock in an underwritten public offering. The net proceeds of this offering have been fully invested in additional mortgage-backed securities, bringing our current assets to approximately $1.4 billion as of September 30, 2001.

    As a result of the growth in our assets and stockholders' equity, our board of directors believes that our business operations have now achieved adequate size and scope to justify becoming a self-advised company. In order to accomplish this result, we entered into a merger agreement with AFMAC under which AFMAC will be merged with us. The closing of the merger is subject to a number of conditions, including the approval by our stockholders. If the merger is consummated, the employees of AFMAC will become our employees. This will allow us to retain the services of our current management team that has operated our business from its inception. We will assume the employment contracts of these employees. The terms of these agreements will be amended to provide, among other things, for non-competition covenants. See "Management — Executive Compensation." We will also acquire all of the tangible and intangible business assets of AFMAC used in connection with our operations if the merger is completed. As a result of the merger, we will be a self-advised company and the advisory agreement with AFMAC will be terminated.

    As a self-advised company we will incur all the costs of running our company, some of which are currently paid by AFMAC. However, we expect that the amount of these additional costs will be less than the amount of fees that would be payable to AFMAC if we remain an externally-advised company under the existing advisory agreement. As a result, we anticipate that becoming self-advised will have a positive effect on our earnings per share under current market conditions. However, no assurance can be given that becoming self-advised will be accretive to our earnings per share on a prospective basis. See "Risk Factors — Our Net Income May Decrease if We Become Self-Advised." While we will become a self-advised company as a result of the merger, we expect to continue to use an affiliate of AFMAC to manage our six multifamily apartment properties after the merger. Our net investment in these properties represented approximately 1% of our assets as of June 30, 2001. The management contracts for these properties provide for terms that are competitive with unaffiliated property managers and may be terminated by us by giving 30 days written notice.

    Under the merger agreement with AFMAC, we will issue 1,287,501 shares of our common stock to the stockholders of AFMAC. America First Companies L.L.C. ("America First") owns 80% of the stock

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of AFMAC. Michael Yanney, the Chairman of our Board of Directors, is a majority owner of America First. George H. Krauss, one of our directors, owns approximately 17% of America First. Stewart Zimmerman, our President and Chief Executive Officer, and William S. Gorin, our Chief Financial Officer, Executive Vice President and Treasurer, collectively own approximately 3% of America First. In addition, Messrs. Zimmerman, Gorin and Ronald A. Freydberg, our Executive Vice President and Secretary, own, in the aggregate, the remaining 20% of AFMAC. The shares of our common stock issued in the merger with AFMAC will not be registered under federal securities laws and 100% of the shares issued to Messrs. Zimmerman, Gorin and Freydberg and 80% of the shares issued to America First will be subject to restrictions on resale for one year after completion of the merger. America First will have the right to sell up to 20% of the shares it receives in the merger within the first year after completion of the merger. We will agree to register the shares issued to America First and to Messrs. Zimmerman, Gorin and Freydberg under the Securities Act of 1933, as amended, after these restriction periods expire.

    Because of the potential conflicts of interest associated with the merger, our board of directors established a special committee consisting of three of our independent directors, who are not members of management or employees or owners of AFMAC or America First. The special committee directed the negotiations regarding the terms of the merger on our behalf and recommended to our entire board that we enter into the merger with AFMAC. The special committee retained Tucker Anthony Sutro Capital Markets ("Tucker") to act as its financial advisor in connection with the merger. In making its recommendation to proceed with the merger, the special committee relied on, among other things, the written opinion of Tucker that the merger consideration to be paid by us in the merger with AFMAC is fair, from a financial point of view, to us and our stockholders. Tucker is one of the underwriters of this offering. See "Underwriting."

    We believe the merger will be treated as a tax-free reorganization for federal income tax purposes. For accounting purposes, the merger will not be considered to be an acquisition of a business for purposes of applying Accounting Principal Board Opinion No. 16. As a result, we will record a charge against our operating income in the quarter during which the merger closes equal to the difference between the then current market value of the shares of common stock we issue in the merger and the value of the tangible assets we acquire from AFMAC. See "Pro Forma Financial Information."

    The merger is subject to the approval of our stockholders and several other conditions. We will call a special meeting of our stockholders for the purpose of voting on the merger. We expect that the record date we set to establish the persons entitled to vote at this special meeting will be after the closing date for this offering. Accordingly, we anticipate that persons acquiring shares of our common stock in this offering will be entitled to vote at the special meeting if they retain their shares as of the record date. Approval of the merger will require the affirmative vote of a majority of the shares of our common stock voting at the special meeting as long as the total vote cast at the special meeting represents a majority of the shares entitled to vote at the special meeting. There can be no assurance that our stockholders will approve the merger or that the other conditions to the merger will be satisfied. If the merger is not completed, we expect to continue to operate as an externally-advised company under our existing advisory agreement with AFMAC. See "Additional Risk Factors — We May Not Become a Self-Advised REIT."

Other Recent Developments

    On June 27, 2001, we issued 10,335,214 shares of our common stock in a public offering, including 1,335,214 shares sold pursuant to the underwriters' over-allotment option. We raised total net proceeds of approximately $67 million from this offering. Pursuant to our investment policy, we applied the net proceeds toward the purchase of additional mortgage-backed securities. During the third quarter of 2001, we acquired 16 FNMA whole-pool mortgage-backed certificates with an aggregate remaining principal balance of $329.1 million ("FNMA Certificates"). The FNMA Certificates bear interest at

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rates ranging from 5.67% to 7.87% per annum. The total purchase price we paid for the FNMA Certificates, including accrued interest, was approximately $336.4 million. We also acquired three FHLMC whole-pool mortgage-backed certificates with an aggregate remaining principal balance of $86.0 million ("FHLMC Certificates"). The FHLMC Certificates bear interest at rates ranging from 5.70% to 6.75% per annum. The total purchase price we paid for the FHLMC Certificates, including accrued interest, was approximately $87.6 million. In addition, we acquired two non-agency AAA assets with an aggregate remaining principal balance of $97.5 million. The non-agency AAA assets bear interest at rates of 5.93% and 6.00% per annum. The total purchase price we paid for the non-agency AAA assets, including accrued interest, was approximately $97.9 million. We financed these acquisitions with the proceeds of various LIBOR-based repurchase agreements aggregating $465.2 million.

    On September 21, 2001, we declared our third quarter 2001 common stock dividend of $0.225 per share. This dividend is payable on October 18, 2001 to stockholders of record on October 2, 2001. We have increased the rate at which we pay dividends with respect to each of the last four calendar quarters, from $0.155 per share for the fourth quarter of 2000 to $0.225 per share for the third quarter of 2001. See "Market Price and Dividends On Our Common Stock."

    On October 17, 2001, we announced earnings for the quarter ended September 30, 2001 of $5,087,326 or $0.27 per share of common stock outstanding. This compared to $3,297,927 or $0.37 per share of common stock for the quarter ended September 30, 2000 (of which $0.23 per share was attributable to the gain on sale of a multifamily property) and $2,222,816 or $0.24 per share of common stock for the quarter ended June 30, 2001.

Real Estate Investment Trust

    We have elected to be treated as a real estate investment trust (a "REIT") for federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed under "Certain Federal Income Tax Considerations" in the accompanying prospectus.

General Information

    We were incorporated on July 24, 1997 under Maryland law. Our principal executive offices are located at 399 Park Avenue, 36th Floor, New York, New York 10022. Our telephone number is (212) 935-8760.

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THE OFFERING

Common stock offered by us	10,000,000 shares(1)
Common stock to be outstanding after the offering	29,034,850 shares(2)
New York Stock Exchange symbol	MFA

(1)
11,500,000 shares of common stock if the underwriters exercise their over-allotment option in full.

(2)
30,534,850 shares of common stock if the underwriters exercise their over-allotment option in full. Does not include 815,000 shares of common stock that may be issued upon the exercise of options granted under our 1997 Employee Stock Option Plan at exercise prices ranging from $4.875 to $9.375 per share. A total of 740,000 of these options are currently vested and the remainder are unvested. We may issue options for up to 1,400,000 shares under our 1997 Stock Option Plan. Also does not include 1,287,501 shares of our common stock that we expect to issue in connection with our proposed merger with AFMAC. See "America First Mortgage Investments, Inc. — Proposal to Become Self-Advised."

USE OF PROCEEDS

    We intend to use the net proceeds from this offering to acquire additional mortgage-backed securities consistent with our investment policy. Pending investment, we will hold these net proceeds in interest-bearing bank accounts or in readily marketable, interest-bearing securities.

    The net proceeds from the sale of the 10,000,000 shares of common stock we are offering will be approximately $        if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and the estimated expenses of this offering.

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ADDITIONAL RISK FACTORS

We may not be Able to Use the Money We Raise to Acquire Investments at Favorable Prices.

    The net proceeds of this offering will represent a significant increase in our equity. Depending on the amount of leverage that we use, the full investment of the net proceeds of this offering will result in a substantial increase in our total assets. There can be no assurance that we will be able to invest all of these additional funds in mortgage-backed securities at favorable prices. As a result, we may not be able to acquire enough mortgage-backed securities in order to become fully invested after the offering, or we may have to pay more for mortgage-backed securities than we have historically. In either case, the return that we earn on stockholders' equity may be reduced.

We may not Become a Self-Advised REIT.

    The merger agreement that we entered into with AFMAC, our external advisor, is subject to several conditions, including the condition that it be approved by our stockholders. As a result, there cannot be any assurance that our proposed merger with AFMAC will be completed. If the merger with AFMAC does not occur, we expect to continue to operate as an externally-advised company under our existing advisory agreement with AFMAC. The amount of the fees that we would anticipate paying to AFMAC in the future will be substantially higher than the fees we have paid to it in the past. This is due to the increase in our assets and stockholders' equity resulting from our recent stock offering and the anticipated increases that will result from this offering. Accordingly, under present market conditions, we expect that our earnings per share in the future will be lower as an externally-advised company than they would be as a self-advised company.

Our Net Income per Share may Decrease if We Become Self-Advised.

    We cannot assure you that the cost savings we anticipate from no longer paying the base and incentive advisory fees to AFMAC will offset the additional expenses that we will incur as a self-advised REIT. These additional expenses will include all of the salaries and benefits of our executive officers and the other employees we will need to operate as a self-advised company. See "Management — Executive Compensation." Even if our earnings are not adversely affected, our earnings per share may decrease because we will be issuing additional shares of our common stock as merger consideration. These additional shares will represent approximately 6.3% of the total number of shares outstanding after the merger. If we remain externally-advised, the amount of the base and incentive advisory fees payable to AFMAC will depend on a number of factors, including the amount of additional equity, if any, that we are able to raise and the profitability of our business. Therefore, the exact amount of future fees that we would pay to AFMAC cannot be predicted with complete accuracy. If the expenses we assume as a self-advised company are higher than we anticipate or the fees we would pay in the future to AFMAC as an externally-advised company would have been lower than we anticipate, our net income per share may decrease as a result of becoming self-advised. If we had completed the merger with AFMAC as of January 1, 2001, our pro forma earnings per share for the three- and six-month periods ended June 30, 2001 would have been lower than our actual earnings per share for those periods. See "Pro Forma Financial Information."

The Merger with AFMAC will Reduce Our Book Value per Share

    The issuance of 1,287,501 additional shares in the merger with AFMAC will increase the number of our shares of common stock outstanding without increasing our net worth. As a result, the pro forma book value as of June 30, 2001 will decline by $0.52 per share and our stockholders will experience a 7.0% dilution of their current ownership interest.

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The Number of Shares We Issue in the Merger with AFMAC will not Change to Reflect Changes in the Relative Value of Our Company and AFMAC After the Date the Merger Agreement was Signed

    The number of shares of our common stock that we will issue in the merger with AFMAC is fixed. Therefore, it will not be reduced even if the market price of our common stock increases after the date the merger agreement was signed. Likewise, it will not be reduced even if the value of AFMAC goes down after that date. The value of our company may change because of the financial or other results of our company, changes in the economic sector in which our company operates, changes in economic conditions generally and other factors that might affect the business, condition and prospects of our company.

    Furthermore, we do not intend to obtain an updated fairness opinion from Tucker. Changes in the operations and prospects of our company and AFMAC, general market and economic conditions and other factors which are beyond our control, on which the opinion of Tucker is based, may have altered the relative value of the companies after the date of the original fairness opinion.

The Merger with AFMAC may Cause Us to Lose Our REIT Status for Tax Purposes

    In order to maintain our status as a REIT for federal income tax purposes, we are not permitted to have current or accumulated earnings and profits carried over from AFMAC. If the IRS successfully asserts that we acquired current or accumulated earnings and profits from AFMAC and failed to distribute, during the taxable year in which the merger occurs, all of such earnings and profits, we would lose our REIT qualification for the year of the merger, as well as any other taxable years during which we held such acquired earnings and profits, unless, in the year of such determination, we make an additional distribution of the amount of earnings and profits determined to be acquired from AFMAC. In order to make such an additional distribution, we could be required to borrow funds or sell assets even if prevailing market conditions were not generally favorable. For any taxable year that we fail to qualify as a REIT, we would not be entitled to a deduction for dividends paid to our stockholders in calculating our taxable income. Consequently, our net assets and distributions to our stockholders would be substantially reduced because of our increased tax liability. Furthermore, to the extent that distributions had been made in anticipation of our qualification as a REIT, we might also be required to borrow additional funds or to liquidate certain of our investments in order to pay the applicable tax on our income.

After the Merger We will be Dependent on Our Own Executives and Employees

    As an externally-advised company, we rely on AFMAC to provide us with all personnel necessary for the operation of our business. As a result, the services of AFMAC employees, as well as the employees of America First, are available to us. After the merger, we will rely on our own employees to operate our business, and will not be able to rely on employees of AFMAC and America First. As a result, we will depend on a smaller group of executive officers and employees to operate our business after the merger. Accordingly, the loss of the services of any key employee, particularly one of our executive officers, may have a negative effect on our business operations.

After the Merger We will be Subject to Potential Liability as an Employer

    We do not directly employ any employees or maintain any benefit or retirement plans. However, if we become self-advised, we expect to directly employ the persons who are currently employees of AFMAC. In addition to their salaries and other cash compensation, we will need to establish certain health, retirement and other employee benefit plans, and we will bear the costs of the establishment and maintenance of these plans. As an employer, we will be subject to potential liabilities that are commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

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The Issuance of Our Shares in Connection with the Merger may be Subject to Registration Under Securities Laws.

    We do not intend to register the shares of our common stock to be issued in the merger under federal securities laws and will rely on an exemption for sales not involving a public offering. If the issuance of our shares in the merger is considered to be a part of the same plan of financing as the issuance of shares in this offering, or is otherwise deemed to be integrated into this offering, then this exemption for a non-public offering may not be available to us. This may result in a delay in the merger with AFMAC in order to register the issuance of those shares under federal securities laws or, if the merger is completed without such registration, it may result in the stockholders of AFMAC having a right to rescind the shares issued in the merger in exchange for cash, which would reduce our capital and cash available for investment.

The Recent Terrorist Attacks in the United States may have a Negative Effect on Our Earnings

    The terrorist attacks which occurred in New York City and Washington, D.C. on September 11, 2001, and the subsequent military actions taken by the United States and its allies in response, have caused significant uncertainty in the global financial markets. While the short-term and long-term affects of these events and their potential consequences are uncertain, they could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that short-term interest rates may be affected by these events. If short-term interest rates increase rapidly, it would cause our borrowing costs to increase faster than increases in the interest rates we earn on our adjustable rate mortgage-backed securities. If that were to happen, our earnings would be negatively affected. In addition, the rate of prepayment on the mortgages underlying our mortgage-backed securities could increase as a result of adverse economic conditions, changes in interest rates and other factors, all of which could be affected by the events of September 11, 2001 and their aftermath.

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SELECTED FINANCIAL DATA

    The operating data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from our financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus and which have been audited by PricewaterhouseCoopers LLP, our independent auditors. On April 9, 1998, we merged with America First Participating/Preferred Equity Mortgage Fund Limited Partnership ("Prep Fund 1") and America First PREP Fund 2 Limited Partnership ("Prep Fund 2") and acquired 99% of the limited partner interests in America First PREP Fund 2 Pension Series Limited Partnership (the "Pension Fund," and collectively with Prep Fund 1 and Prep Fund 2, the "PREP Funds"). Operating data for the year ended December 31, 1998 reflect the combined operating data of our company and PREP Fund 1 through the date of such merger and of our company after the date of such merger. No operating data for PREP Fund 2 and Pension Fund is included in our operating data for the period prior to April 9, 1998 because PREP Fund 1 is treated as our sole predecessor for accounting purposes. Operating data for the years ended December 31, 1997 and 1996 and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from financial statements of our company and PREP Fund 1 that are not incorporated by reference herein. Operating data for the years ended December 31, 1997 and 1996 are the operating data of PREP Fund 1. Balance sheet data as of December 31, 1998 is that of our company. Balance sheet data as of December 31, 1997 is that of our company and PREP Fund 1. Balance sheet data as of December 31, 1996 is that of PREP Fund 1. The operating data for the six months ended June 30, 2000 and 2001, and the balance sheet data as of June 30, 2001 are derived from our unaudited financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus. The following selected financial data should be read in conjunction with our financial statements and the notes thereto and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus supplement and the accompanying prospectus.

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2001		2000	2000		1999		1998		1997	1996
Operating Data:
Mortgage securities income	$16,175,928		$16,612,151	$33,390,494		$24,302,401		$8,240,535		$2,654,975	$3,011,347
Corporate debt securities income	900,398		496,360	1,335,974		674,747		164,738		—	—
Dividend income	440,076		459,050	928,310		331,233		—		—	—
Interest income on cash and cash equivalents	336,169		293,008	645,013		365,897		588,688		569,624	442,931
Income from other investments	2,945,121	(1)	502,362	3,670,199	(3)	3,012,688	(5)	726,883		606,582	504,611
Net gain (loss) on investments	(250,919)		119,619	456,398		54,994		414,951		—	—
General and administrative expenses	(1,905,762	)(2)	(973,960)	(2,457,196	)(4)	(2,672,333	)(6)	(2,095,407)		(1,405,514)	(895,961)
Interest expense on borrowed funds	(12,349,898)		(14,593,351)	(30,103,076)		(18,465,529)		(4,619,500)		—	—
Minority interest	—		—	—		(4,218)		(3,353)		—	—

Net income	$6,291,113		$2,915,239	$7,866,116		$7,599,880		$3,417,535	(7)	$2,425,667	$3,062,928

Net income, basic, per share	$0.71		$0.33	$0.89		$0.84		$0.32	(7)	N/A	N/A
Net income, fully diluted, per share	$0.70		$0.33	$0.89		$0.84		$0.32	(7)	N/A	N/A
Net income, basic, per exchangeable unit	N/A		N/A	N/A		N/A		$0.08	(7)	$0.42	$0.52
Net income, fully diluted, per exchangeable unit	N/A		N/A	N/A		N/A		$0.08	(7)	$0.42	$0.52

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Net income per passthrough certificate	N/A	N/A	N/A	N/A	N/A	N/A	$1,201.57
Dividends declared per common share or cash distributions paid or accrued per exchangeable unit	$0.34	$0.28	$0.59	$0.67	$1.06	$1.06	$1.06
Cash distributions paid or accrued per passthrough certificate	N/A	N/A	N/A	N/A	N/A	—	$2,428.25
	As of June 30,	As of December 31,
	2001	2000	1999	1998	1997	1996
Balance Sheet Data:
Investment in mortgage securities	$781,966,309	$470,575,671	$475,719,711	$241,895,462	$33,506,388	$37,322,028
Investment in corporate debt securities	13,047,632	15,665,727	8,020,026	4,673,127	—	—
Investment in corporate equity securities	7,319,292	9,010,538	3,130,823	1,153,800	—	—
Total assets — Company	897,882,812	522,490,312	524,384,473	264,668,902	1,000	—
Total assets — Predecessor	N/A	N/A	N/A	N/A	54,439,993	60,144,705
Repurchase agreements	748,851,456	448,583,432	452,101,803	190,250,084	—	—
Total stockholders' equity	141,789,398	69,911,496	67,614,613	70,932,757	1,000	—
Total partners' capital	N/A	N/A	N/A	N/A	46,252,826	49,702,829

(1)
Includes income of approximately $2,600,000 resulting from the sale of an undivided interest in the net assets of an assisted living center.

(2)
Includes an incentive advisory fee of approximately $511,000 earned by AFMAC in connection with the sale described in (1) above

(3)
Includes income of approximately $2,600,000 resulting from the sale of the underlying real estate of an unconsolidated real estate limited partnership.

(4)
Includes an incentive advisory fee of approximately $519,000 earned by AFMAC in connection with the sale described in (3) above.

(5)
Includes income of approximately $2,163,000 resulting from the sale of undivided interests in the net assets of four assisted living centers.

(6)
Includes an incentive advisory fee of approximately $433,000 earned by AFMAC in connection with the sale described in (5) above.

(7)
Included in 1998 income is net income of $486,466 relating to the operations for the period from January 1, 1998 through our merger with the Prep Funds on April 9, 1998. The income for the applicable periods is reflected in the per share and exchangeable unit information, as applicable.

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CAPITALIZATION

    Our actual capitalization at June 30, 2001, our pro forma capitalization reflecting the proposed merger with AFMAC and our pro forma capitalization as adjusted to give effect to the issuance of 10,000,000 shares of our common stock in this offering at an assumed price of $        (the closing price of our common stock on October   , 2001) is set forth below.

	June 30, 2001
	Actual	Pro Forma (1)		Pro Forma As Adjusted (2)
	(In thousands, except per share data)
Common stock; par value $0.01 per share; 375,000,000 authorized, 19,034,850 shares issued and outstanding, 20,322,351 pro forma and 30,322,351 pro forma as adjusted	$190	$203	(3)		$303
Additional paid-in capital	141,460	151,489	(3)
Retained earnings (accumulated deficit)	915	(10,044)	(4)		(10,044)
Accumulated other comprehensive loss(5)	(776)	(776)			(776)

Total	$141,789	$140,872		$

(1)
Reflects the pro forma effects of the merger with AFMAC. See "America First Mortgage Investments, Inc. — Proposal to Become Self-Advised" and "Pro Forma Financial Information."

(2)
Reflects the effects of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters' over-allotment option to purchase up to an additional 1,500,000 shares of our common stock.

(3)
Reflects the issuance of 1,287,501 shares of our common stock at an assumed price of $7.80 per share (the last sale price of our common stock reported on the New York Stock Exchange on the business day prior to the public announcement of the merger agreement with AFMAC).

(4)
Reflects a charge to retained earnings required under Accounting Principal Board Opinion No. 16 equal to the difference between the market value of the 1,287,501 shares of common stock we will issue in the merger (at an assumed price per share of $7.80 as described in note 3 above) and the value of the tangible assets we acquire from AFMAC and estimated transaction costs.

(5)
Represents unrealized losses resulting from mark-to-market adjustments on our available-for-sale securities.

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MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

    Market Information.  Our common stock began trading on the New York Stock Exchange on April 10, 1998, under the symbol "MFA." The following table sets forth the high and low sale prices for our common stock for each calendar quarter of 1999 and 2000, and for the first three calendar quarters of 2001 and for the fourth quarter of 2001 through October 15. In addition, the table shows the dividends per share we declared for each quarter to date.

	2001 Sale Prices			2000 Sale Prices			1999 Sale Prices
	High	Low	Div.	High	Low	Div.	High	Low	Div.
1st Quarter	$7.50	$5.00	0.165	$5.81	$4.50	0.140	$5.81	$4.25	0.265
2nd Quarter	$8.00	$6.75	0.175	$5.63	$4.50	0.140	$5.38	$4.00	0.125
3rd Quarter	$8.85	$7.25	0.225	$5.94	$4.94	0.155	$5.13	$4.31	0.140
4th Quarter	$9.05	$8.05	—	$5.75	$4.75	0.155	$5.38	$4.25	0.140

    Dividends.  We pay cash dividends on a quarterly basis. Beginning with the dividend payable with respect to the third quarter of 2001, cash dividends will be paid on a quarterly basis at the rate of $0.225 per share per quarter. We declared total cash dividends to our common stockholders during the nine months ended September 30, 2001 and fiscal years ended December 31, 2000 and 1999 of $9,330,977 ($0.565 per share), $5,428,229 ($0.59 per share) and $6,174,870 ($0.67 per share), respectively. For tax purposes, a portion of the dividend declared on December 14, 2000, and paid on January 30, 2001, will be treated as a 2001 dividend to stockholders. Similarly, for tax purposes, the dividend declared on December 16, 1999, and paid on February 18, 2000, was treated in its entirety as a 2000 dividend to stockholders. As part of the merger with our predecessor limited partnerships in 1998, we agreed to make quarterly distributions of $0.265 per common share ($1.06 per common share per year) through the first quarter of 1999. A portion of the distributions received by our stockholders in 1999 consisted in part of a dividend paid from earnings and in part of a cash merger payment. We made no commitment to distribute amounts in excess of taxable income beyond the first quarter of 1999. We intend to continue to pay dividends on our common stock in an amount equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes.

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MANAGEMENT

Executive Officers and Directors

    The following persons serve as our executive officers and directors:

Name	Position
Michael B. Yanney	Chairman of the Board and Director
Stewart Zimmerman	President, Chief Executive Officer and Director
William S. Gorin	Executive Vice President, Chief Financial Officer and Treasurer
Ronald A. Freydberg	Executive Vice President and Secretary
Teresa D. Covello	Senior Vice President and Controller
Michael L. Dahir	Director
Alan L. Gosule	Director
George H. Krauss	Director
Gregor Medinger	Director
W. David Scott	Director

    Michael B. Yanney, 67, is a Director and serves as our Chairman of the Board, positions he has held since 1997. Mr. Yanney has served as the Chairman and Chief Executive Officer of America First Companies L.L.C. and its predecessors ("America First") since 1984. America First is a diversified financial services firm located in Omaha, Nebraska that manages public investment funds which have raised over $1.5 billion. From 1977 until the organization of America First, Mr. Yanney was principally engaged in the ownership and management of commercial banks. From 1961 to 1977, Mr. Yanney was employed by Omaha National Bank and Omaha National Corporation (now part of U.S. Bank, N.A.), where he held various positions, including the position of Executive Vice President and Treasurer of the holding company. Mr. Yanney also serves as a member of the boards of directors of Burlington Northern Santa Fe Corporation, RCN Corporation, Level 3 Communications, Inc., Forest Oil Corporation, Freedom Communications, Inc., Magnum Resources, Inc. and Rio Grande Medical Technologies, Inc.

    Stewart Zimmerman, 57, has been our President and Chief Executive Officer and a Director since 1997. Prior to that time, he served as an Executive Vice President of America First since January 1989, during which time he has served in a number of positions, including President and Chief Operating Officer of America First REIT and President of several America First Mortgage Funds, including America First Participating/Preferred Mortgage Fund, America First PREP Fund 2, Capital Source, L.P., Capital Source II, L.P.-A, America First Tax Exempt Mortgage Fund and America First Tax Exempt Mortgage Fund II. From September 1986 to September 1988, he served as a Managing Director and Director of Security Pacific Merchant Bank, where he was responsible for Mortgage Trading and Finance. Prior to that time, he served as First Vice President of E.F. Hutton & Company, Inc., where he was responsible for mortgage-backed securities trading and sales distribution, and Vice President of Lehman Brothers, where he was responsible for the distribution of mortgage products. From 1968 to 1972, Mr. Zimmerman was Vice President of Zenith Mortgage Company and Zenith East Inc., a national mortgage banking and brokerage company specializing in the structuring and sales of mortgage assets to the institutional financial community.

    William S. Gorin, 43, serves as an Executive Vice President and as our Chief Financial Officer and Treasurer. He has been our Executive Vice President since 1997 and was appointed Chief Financial Officer and Treasurer in 2001. From 1989 to 1997, Mr. Gorin held various positions with PaineWebber Incorporated/Kidder, Peabody & Co. Incorporated, New York, New York, most recently serving as a First Vice President in the Research Department. Prior to that position, Mr. Gorin was Senior Vice President in the Special Products Group. From 1982 to 1988, Mr. Gorin was employed by Shearson

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Lehman Hutton, Inc./E.F. Hutton & Company, Inc., New York, New York, in various positions in corporate finance and direct investments. Mr. Gorin has a Master of Business Administration degree from Stanford University.

    Ronald A. Freydberg, 41, serves as an Executive Vice President and as our Secretary. He has been our Senior Vice President from 1997, and was appointed as Executive Vice President and Secretary in 2001. From 1995 to 1997, Mr. Freydberg served as a Vice President of Pentalpha Capital, in Greenwich, Connecticut, where he was a fixed income quantitative analysis and structuring specialist. In that capacity he designed a variety of interactive pricing and forecasting models, including a customized subordinate residential and commercial mortgage-backed analytical program and an ARM REIT five-year forecasting model. In addition, he worked with various financial institutions on the acquisition and sale of residential, commercial and asset-backed securities. From 1988 to 1995, Mr. Freydberg held various positions with J.P. Morgan & Co. in New York, New York. From 1994 to 1995, he was with the Global Markets Group. In that position he was involved in all aspects of commercial mortgage-backed securitization and sale of distressed commercial real estate, including structuring, due diligence and marketing. From 1985 to 1988, Mr. Freydberg was employed by Citicorp in New York, New York.

    Teresa D. Covello, 36, is our Senior Vice President and Controller. From May 2000 up to joining us in October 2001, Ms. Covello was a self-employed financial consultant, concentrating in investment banking within the financial services sector. From 1990 to 2001, she held progressive positions (1997-2000 Vice President; 1993-1996 Assistant Vice President; 1990-1992 Officer) and was the Director of Financial Reporting at JSB Financial, Inc. ("JSB"), the publicly traded holding company for Jamaica Savings Bank FSB, which was acquired by Northfork Bancorp in March 2000. Ms. Covello's key responsibilities at JSB included SEC reporting, implementing accounting standards, establishing policies and procedures, managing asset/liability and interest rate risk, and investor and regulatory communications. She was a member of the company's strategic planning team. Ms. Covello began her career in public accounting in 1987 with KPMG Peat Marwick (now KPMG LLP), participating in and supervising financial statement audits, compliance examinations, initial public offerings and debt offerings. She is a Certified Public Accountant and has a Bachelors of Science degree from Hofstra University in Public Accounting.

    Michael L. Dahir, 53, has been one of our Directors since 1998. From 1988 to the present Mr. Dahir has served as President and Chief Executive Officer of Omaha State Bank in Omaha, Nebraska. From 1974 to 1988 he held various positions with Omaha National Bank, including Vice President, investment department head, Senior Vice President and Chief Financial Officer of FirsTier Holding Company, which acquired Omaha National in 1984. Mr. Dahir is a Director of the College of St. Mary in Omaha, Nebraska and the Jesuit Partnership, an organizational offshoot of the Jesuit Provincial Office in Milwaukee, Wisconsin.

    Alan L. Gosule, 60, joined our Board of Directors in 2001. Mr. Gosule is a partner in the law firm of Clifford Chance Rogers & Wells in New York and has practiced law with that firm and its predecessor since 1991. He serves as the Chairman of the firm's Tax Department. Prior to that, he practiced law with the firm of Gaston & Snow. Mr. Gosule also serves as a director of Home Properties of New York, Inc., Simpson Housing Limited Partnerships, F.L. Putnam Investment Management Company, and Colonnade Partners, and of 32 mutual funds of the ING Pilgrim Capital Corporation.

    George H. Krauss, 59, has served as one of our Directors since 1997. He has been a consultant to America First since 1997. Prior to that he practiced law with Kutak Rock LLP from 1972 and served as that firm's managing partner from 1983 to 1993. He has extensive experience in corporate, merger and acquisition, and regulatory matters. In addition to his legal education, Mr. Krauss has a Masters of Business Administration and is a registered Professional Engineer. Mr. Krauss currently is a member of

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the board of directors of Gateway, Inc., a computer manufacturing and distribution company that is listed on the NYSE.

    Gregor Medinger, 57, has been a Director since 1998. He is President of HVB Capital Markets, New York, New York, and has been with that company for 14 years. From 1971 to 1980, he worked for Banque Worms, a French merchant bank, concentrating in cross-border mergers and acquisitions. From 1969 to 1971, Mr. Medinger worked in the International Department of Bankers Trust. Mr. Medinger has extensive experience in the investment banking field. He has worked on a variety of transactions ranging from initial public offerings of companies from emerging markets to cross-border leveraged buyouts to dual currency bonds. Mr. Medinger has a law degree from the University of Vienna.

    W. David Scott, 39, has been a member of our Board of Directors since 1998. He is President and Chief Executive Officer of Magnum Resources, Inc., a privately held corporation that focuses on commercial real estate, a position he has held since 1994. Mr. Scott was Vice President and Director of Cornerstone Bank Group from 1991 to 1994 and prior to that was an accountant with Peter Kiewit Sons', Inc. He serves on the boards of Brownell-Talbot School, Boy Scouts of America and Hastings College.

Executive Compensation

    We currently do not pay cash compensation to our executive officers since they are employees of, and are paid by, AFMAC. We do not reimburse AFMAC for salaries, bonuses or employee benefit costs it incurs for these individuals. However, each of our executive officers is eligible to participate in our 1997 Stock Option Plan and each of Messrs. Zimmerman, Gorin and Freydberg have been awarded stock options and dividend equivalency rights under that plan.

    If we complete our proposed merger with AFMAC and become a self-advised company, our executive officers will become our employees and we will become responsible for all salaries, bonuses and benefits of our executive officers, as well as other employees we may hire. In that regard, we will assume the employment agreements between AFMAC and Messrs. Zimmerman, Gorin and Freydberg and expect to enter into an employment agreement with Ms. Covello. The employment agreements of Messrs. Zimmerman, Gorin and Freydberg have been amended in anticipation of our merger with AFMAC to provide, among other things, an increase in their annual base salaries to $300,000, $200,000 and $200,000, respectively, a minimum annual bonus pool of $265,000 that will be divided among them, an additional bonus pool equal to 0.65% of additional equity capital that we raise after the merger, payments to each of them if their employment is terminated after certain change of control events and a one-year non-compete agreement. In addition, we will assume liability to pay approximately $150,000 of bonus obligations payable to Messrs. Zimmerman, Gorin and Freydberg with respect to 2001 and additional bonuses that they earn as a result of the additional equity capital being raised by us in this offering. If we enter into an employment agreement with Ms. Covello, we anticipate that it will provide for an annual salary equal to her current salary of $125,000 and will provide her with an opportunity to earn a bonus, subject to approval by the compensation committee of our Board of Directors.

UNDERWRITING

    Friedman, Billings, Ramsey & Co., Inc., Tucker Anthony Incorporated and Stifel, Nicolaus & Company, Incorporated are acting as representatives of the underwriters. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common

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stock offered hereby, other than those covered by the over-allotment option described below, if any such shares are taken.

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
Tucker Anthony Incorporated
Stifel, Nicolaus & Company, Incorporated

Total	10,000,000

    The following table shows the per share and total underwriting discount we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,500,000 additional shares of our common stock to cover over-allotments.

	No Exercise	Full Exercise
Per share	$	$

Total	$	$

    Each of our officers and directors has agreed with the representatives, for a period of 120 days after the date of this prospectus supplement, subject to certain exceptions, not to sell any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock owned by them, without the prior written consent of the representatives. However, the representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements. In that regard, America First Companies L.L.C., which is controlled by Michael Yanney, our Chairman of the Board, may sell up to 206,000 shares of the common stock it will receive if the merger between us and AFMAC is completed at any time after the date the merger is completed.

    The underwriters propose to offer our common stock directly to the public at $      per share and to certain dealers at this price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $      per share to certain dealers.

    We expect to incur expenses of approximately $          in connection with this offering.

    We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase up to 1,500,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares covered by the option.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

    In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with the offering by selling more than 1,500,000 shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price

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of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

    Tucker Anthony Incorporated, acting through its Tucker Anthony Sutro Capital Markets division, was retained by the special committee of our board of directors to act as its financial advisor in connection with the negotiation of the terms of the merger agreement that we entered into with AFMAC. See "America First Mortgage Investments, Inc.—Proposal to Become Self-Advised." As part of this engagement, Tucker Anthony Sutro Capital Markets delivered an opinion that the merger consideration to be paid by us in the proposed merger with AFMAC is fair, from a financial point of view, to us and our stockholders. In addition, AFMAC retained Friedman, Billings, Ramsey & Co., Inc. to perform an appraisal of AFMAC for purposes of preparing its proposal to us as to the terms of the merger agreement. The representatives or their affiliates may provide us with other investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

EXPERTS

    We have incorporated by reference into this prospectus supplement our audited financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, along with the audit report on these financial statements prepared by PricewaterhouseCoopers LLP, our independent accountants, as experts in auditing and accounting.

LEGAL OPINIONS

    The validity of the common stock offered by this prospectus supplement has been passed upon for us by Kutak Rock LLP, Omaha, Nebraska. In addition, the description of federal income tax consequences in "Certain Federal Income Tax Considerations" in the accompanying prospectus is based on the opinion of Kutak Rock LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

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AMERICA FIRST MORTGAGE INVESTMENTS, INC.

Index to Financial Statements

Page
Pro Forma Financial Statements (unaudited):
Pro Forma Balance Sheet as of June 30, 2001	F-2
Pro Forma Statements of Operations for the Six Months Ended June 30, 2001 and for the Year Ended December 31, 2000	F-3
Notes and Management's Assumptions to Unaudited Pro Forma Financial Statements	F-5

F–1

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
PRO FORMA BALANCE SHEET
AS OF JUNE 30, 2001
(UNAUDITED)

	Company (A) (Historical)	Pro Forma Adjustments		Pro Forma
Assets
Investment in mortgage securities	$781,966,309			$781,966,309
Investment in corporate debt securities	13,047,632			13,047,632
Investment in corporate equity securities	7,319,292			7,319,292
Cash and cash equivalents
Unrestricted	63,220,273	$(917,000	)(B)	62,303,273
Restricted	9,576,290			9,576,290
Accrued interest and dividends receivable	4,742,597			4,742,597
Other investments	9,854,673			9,854,673
Goodwill, net	7,288,396			7,288,396
Other assets	867,350			867,350

	$897,882,812	$(917,000)		$896,965,812

Liabilities
Repurchase agreements	$748,851,456			$748,851,456
Accrued interest payable	3,018,545			3,018,545
Accounts payable	803,939			803,939
Dividends payable	3,419,474			3,419,474

	756,093,414			756,093,414

Stockholders' Equity
Common stock, $.01 par value; 375,000,000 shares authorized 19,034,850 issued and outstanding at June 30, 2001	190,348	$12,875	(C)	203,223
Additional paid-in-capital	141,459,589	10,029,633	(D)	151,489,222
Retained earnings (accumulated deficit)	915,393	(10,042,508 (917,000	)(E) )(B)	(10,044,115)
Accumulated other comprehensive income	(775,932)			(775,932)

	141,789,398	(917,000)		140,872,398

	$897,882,812	$(917,000)		$896,965,812

See accompanying Notes to Pro Forma Financial Statements

F–2

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
PRO FORMA STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2001
(UNAUDITED)

	Company (A) (Historical)	Pro Forma Adjustments		Pro Forma
Mortgage securities income	$16,175,928			$16,175,928
Corporate debt securities income	900,398			900,398
Dividend income	440,076			440,076
Interest income on cash and cash equivalents	336,169			336,169

Total interest and dividend income	17,852,571			17,852,571
Interest expense on borrowed funds	12,349,898			12,349,898

Net interest and dividend income	5,502,673			5,502,673

Income from other investments	2,945,121			2,945,121
Net gain (loss) on investments	(250,919)			(250,919)

	2,694,202			2,694,202

General and administrative expenses	1,905,762	$(1,489,973 698,898	)(B) (C)	1,114,687

Net income	$6,291,113	$791,075		$7,082,188

Net income, basic, per share	$0.71			$0.69

Net income, fully diluted, per share	$0.70			$0.69

Weighted average number of shares outstanding, basic	8,922,845	1,287,501		10,210,346

Weighted average number of shares outstanding, fully diluted	9,005,596	1,287,501		10,293,097

See accompanying Notes to Pro Forma Financial Statements

F–3

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
(UNAUDITED)

	Company (A) (Historical)	Pro Forma Adjustments		Pro Forma
Mortgage securities income	$33,390,494			$33,390,494
Corporate debt securities income	1,335,974			1,335,974
Dividend income	928,310			928,310
Interest income on cash and cash equivalents	645,013			645,013

Total interest and dividend income	36,299,791			36,299,791
Interest expense on borrowed funds	30,103,076			30,103,076

Net interest and dividend income	6,196,715			6,196,715

Income from other investments	3,670,199			3,670,199
Net gain (loss) on investments	456,398			456,398

	4,126,597			4,126,597

General and administrative expenses	2,457,196	$(1,537,491 1,382,688	)(B) (C)	2,302,393

Net income	$7,866,116	$154,803		$8,020,919

Net income, basic, per share	$0.89			$0.79

Net income, fully diluted, per share	$0.89			$0.79

Weighted average number of shares outstanding, basic	8,869,456	1,287,501		10,156,957

Weighted average number of shares outstanding, fully diluted	8,852,245	1,287,501		10,139,746

See accompanying Notes to Pro Forma Financial Statements

F–4

AMERICA FIRST MORTGAGE INVESTMENTS, INC.

NOTES AND MANAGEMENT'S ASSUMPTIONS TO
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(UNAUDITED)

Note 1—Basis of Presentation

    The accompanying unaudited Pro Forma Balance Sheet as of June 30, 2001 and Pro Forma Statements of Operations for the six month period ended June 30, 2001 and the year ended December 31, 2000 have been prepared to reflect the consummation of a merger of America First Mortgage Investments, Inc. (the "Company") and America First Mortgage Advisory Corporation, the Company's external manager (the "Manager") (the "Merger"). The pro forma financial information is based on the historical financial statements of the Company and should be read in conjunction with the notes and management's assumptions thereto. The Pro Forma Balance Sheet was prepared as if the Merger described above occurred as of June 30, 2001. The Pro Forma Statements of Operations for the six months ended June 30, 2001 and for the year ended December 31, 2000 were prepared as if the Merger had occurred on January 1, 2000. The pro forma information contained herein is unaudited and not necessarily indicative of the operating results which actually would have occurred if the Merger had occurred on January 1, 2000, nor does it purport to represent the future financial position of the Company or the results of operations for future periods.

    For accounting purposes, the Merger is not considered the acquisition of a "business" for purposes of applying Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations" and, therefore, the market value of the common shares, valued as of the consummation of the Merger, issued in excess of the fair value of the net tangible assets acquired will be charged to operating income rather than capitalized as goodwill.

Note 2—Adjustments to Pro Forma Balance Sheet

    (A) Reflects the historical balance sheet of the Company as set forth in the Company's quarterly report on Form 10-Q.

    (B) Represents an adjustment to cash for estimated transaction costs to be incurred in connection with the Merger.

    (C) Represents the adjustment to reflect the effect of the issuance of 1,287,501 shares of our common stock in conjunction with the Merger at par value.

    (D) Represents an adjustment to Additional Paid-In Capital for the issuance of 1,287,501 shares of our common stock in conjunction with the Merger, assuming a share price of $7.80 per share (the last reported sales price on the NYSE on September 21, 2001).

    (E) Represents an adjustment to Retained Earnings as a result of the charge to earnings in conjunction with the Merger.

    As previously discussed, the Merger was not considered to represent the acquisition of a "business" for purposes of applying APB Opinion No. 16, Business Combinations. As a result, upon the consummation of the Merger, the above amount will be recorded as an operating expense on the Company's statement of operations. Since the intent of the accompanying Pro Forma Statements of Operations for the six-month period ended June 30, 2001 and the year ended December 31, 2000 is to reflect the expected continuing impact of the pro forma transactions described in Note 1, the one-time charge discussed above has been excluded.

F–5

Note 3—Adjustments to Pro Forma Statements of Operations

    (a) Reflects the historical statement of operations of the Company, as set forth in the Company's quarterly report on Form 10-Q for the six-month period ended June 30, 2001 and in the Company's annual report on Form 10-K for the year ended December 31, 2000.

    (b) Represents the elimination of the base advisory and incentive advisory fees paid to the Manager as a result of the consummation of the Merger. As discussed in Note 1, the excess of the fair value of the stock issued in the Merger over the net tangible assets assumed will be recorded as an operating expense on the Company's statement of operations. Since the intent of the accompanying pro forma statements of operations for the six-month period ended June 30, 2001 and the year ended December 31, 2000 is to reflect the expected continuing impact of the pro forma transactions described in Note 1, the one-time charge discussed above has been excluded.

    (c) Represents additional estimated general and administrative costs expected to be incurred as a result of the Merger. Components of such costs are as follows:

	For the Six Months Ended June 30, 2001	For the Year Ended December 31, 2000
Employee compensation	$684,579	$1,346,990
Other general and administrative expenses	14,319	35,698

Total	$698,898	$1,382,688

F–6

10,000,000 Shares

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
COMMON STOCK

PROSPECTUS SUPPLEMENT

FRIEDMAN BILLINGS RAMSEY

Tucker Anthony Sutro
Capital Markets

Stifel, Nicolaus & Company
Incorporated

October  , 2001

QuickLinks

AMERICA FIRST MORTGAGE INVESTMENTS, INC.
THE OFFERING
USE OF PROCEEDS
ADDITIONAL RISK FACTORS
SELECTED FINANCIAL DATA
CAPITALIZATION
MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK
MANAGEMENT
UNDERWRITING
EXPERTS
LEGAL OPINIONS
PRO FORMA BALANCE SHEET AS OF JUNE 30 2001 (UNAUDITED)
PRO FORMA STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED)
PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 (UNAUDITED)
NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS